UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of  Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2007 of Paragon Shipping Inc. (the “Company”) and unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2007 and the accompanying notes thereto.

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2008 and 2007. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report.  For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2007.  This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, two Supramax drybulk carrier and three Handymax drybulk carriers.

Vessel Management

Allseas Marine S.A., or Allseas, is responsible for all commercial and technical management functions for the fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We primarily employ our vessels on period time charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are record during that period.

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Voyage days. We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

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Fleet utilization. We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

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Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays both voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuation in time charter rates are influenced by changes in spot charter rates.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our affiliated entities have obtained the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of vessels, (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. We intend to acquire vessels free of charter, although the three drybulk vessels we acquired during the third quarter in 2007 and the two drybulk vessels we acquired in the fourth quarter in 2007, had time charters attached, and we may, in the future, acquire additional vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter, as we have done in connection with the five vessels we acquired in the third and the fourth quarter in 2007. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations:

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels requires the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

The average daily TCE rate of our fleet of vessels acquired and delivered as of June 30, 2008 was $39,063 for the six months ended June 30, 2008. The average daily TCE rate for the fleet of four vessels acquired and delivered as of June 30, 2007 was $24,080 for the six months ended June 30, 2007. The increase in the average daily TCE rate of our fleet reflects the higher time charter rates prevailing in the market during 2008 compared to 2007. Furthermore, it reflects the change in the composition of our fleet of vessels during the six months ended 2008 which consisted of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier operating for an aggregate of 2,002 calendar days during the six months ended June 30, 2008, compared with three Panamax drybulk carriers and three Handymax drybulk carrier operating for an aggregate of 1,070 calendar days during the six months ended June 30, 2007.

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management’s estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

The relative fair value of time charters acquired and recorded in “Below market acquired time charters” in the consolidated balance sheet and is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of below market acquired time charters was $373,500 and $15,066,986 for the six months ended June 30, 2007 and 2008, respectively. Two of the vessels’ time charters expired and the relevant amount was fully amortized during the six months ended June 30, 2007.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking expenses

We elected to change our method of accounting for dry-docking costs in 2007, from the deferral method to direct expense method, and we applied the direct expense method in our first dry-docking that occurred in the fourth quarter in 2007. We decided to change our method of accounting as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. For the six months ended June 30, 2008 the effect in net income by applying the direct expense method was the cost of the dry-docking of $0.6 million or $0.02 per share, basic and diluted.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

We pay Allseas management fees that are adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. For the six months ended June 30, 2008 an additional amount of $100,000 was paid to Allseas for legal, accounting and finance services that were provided during the period as per the accounting agreement dated February 19, 2008. For the six months ended June 30, 2007 an amount of $100,000 was also paid for legal, accounting and finance services that were provided during the period and was not covered by a signed agreement.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions.

Six months ended June 30, 2008 and June 30, 2007.

The average number of vessels in our fleet was 11 for the six months ended June 30, 2008 compared to 5.91 in the six months ended June 30, 2007. The analysis that follows is a result of the delivery of these vessels.

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Time charter revenue—Time charter revenue for the six months ended June 30, 2008 were $66,008,562 compared to $26,855,439 for the six months ended June 30, 2007. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 5.91 for the six months ended June 30, 2007 to 11 for the six months ended June 30, 2008 and a corresponding increase in the number of calendar days of our fleet from 1,070 for the six months ended June 30, 2007 to 2,002 for the six months ended June 30, 2008. In addition, the amortization of below market acquired time charters increased net revenue by $15,066,986 for the six months ended June 30, 2008 compared to $373,500 for the six months ended June 30, 2007. The daily average time charter equivalent rate and the fleet utilization rate for the six months ended June 30, 2008 was $39,063 and 99%, respectively, compared to $24,080 daily average time charter equivalent and 100% utilization rate for the six months ended June 30, 2007. After deducting commissions of $3,688,357 we had net revenue of $77,387,191 for the six months ended June 30, 2008 compared to $25,853,888 net revenue after deducting commissions of $1,375,051 for the six months ended June 30, 2007. The increase in commissions for the six months ended June 30, 2008 compared to commissions for the six months ended June 30, 2007 is mainly due to the increase in the average number of vessels, the number of calendar days and the daily average time charter equivalent rate of our fleet, stated above.

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Voyage expenses—Voyage expenses excluding commissions, which primarily consists of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, for the six months ended June 30, 2008 amounted to $199,573 compared to $88,653 for the six months ended June 30, 2007. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet for the six months ended June 30, 2008 compared to the six months ended June 30, 2007.

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Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the six months ended June 30, 2008 amounted to $8,959,711 compared to $3,569,182 for the six months ended June 30, 2007 as a result of the increase in the average number of vessels in our fleet for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 and the corresponding increase in the number of calendar days of our fleet. Vessel operating expenses also including manning agency expenses charged by a related party of $64,865 and $39,960 for the six months ended June 30, 2008 and 2007, respectively. In addition, vessel operating expenses for the six months ended June 30, 2008, included an amount of $607,500 extra war risk premium incurred for a specific port call.

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Dry-docking expenses—We incurred an aggregate of $622,458 dry-docking expenses for the six months ended June 30, 2008 by applying the direct expense method of accounting for dry-docking costs. The effect in net income was the dry-docking cost of $622,458 or $0.02 per share, basic and diluted. There were no dry-docking expenses for the six months ended June 30, 2007.

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Management fees charged by a related party— We paid an aggregate of $1,696,595 management fees for the six months ended June 30, 2008 compared to $726,743 management fees the six months ended June 30, 2007 reflecting the increase in the average number of vessels in our fleet for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 and the corresponding increase in the number of calendar days of our fleet, as well as, the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $798 per day per vessel during the six months ended June 30, 2008, which reflects an average management fee of $764 and $831 per day per vessel during the first and the second quarter in 2008, respectively, and an amount of $100,000 that was paid to Allseas for legal, accounting and finance services that were provided throughout the six months as per signed agreement date February 19, 2008. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. We paid a management fee to Allseas of $675 and $683 per day per vessel in the first and the second quarter in 2007, respectively pursuant to the management agreement for the management services.

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Depreciation—Depreciation for the six months ended June 30, 2008 amounted to $15,697,131 compared to $6,385,002 for the six months ended June 30, 2007, reflecting the increase in the average number of vessels in our fleet for the six months in 2008 compared to the six months in 2007 and the corresponding increase in the number of calendar days of our fleet.

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General and administrative expenses—General and administrative expenses for the six months ended June 30, 2008 were $2,865,970, including share based compensation of $254,179 compared to $1,251,140 general and administrative expenses, including the share based compensation of $84,835, for the six months ended June 30, 2007. Comparing the six months ended June 30, 2007 and 2008, the increase in general and administrative expenses by $1,614,830, relates mainly to the increased cost by $770,131 for professional services and other related cost incurred for being a public listed company, the increased cost of remuneration to directors and officers by $348,877 due to an increase in their annual fees, an increase in share based compensation by $169,344 mainly due to the increase the number of restricted shares granted, an increase in other expenses for officers and directors by $208,648 for traveling and insurance and the remaining balance of $117,830 relates to an increase in other general and administrative expenses for the six months ended June 30, 2008.

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Interest and finance costs—Interest and finance costs for the six months ended June 30, 2008 were $7,571,130 compared to $3,508,116 for the six months ended June 30, 2007, resulting primarily from the increase in the debt amount outstanding in line with the timing of the delivery of our vessels.

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Profit / (loss) on interest rate swap—Loss on interest rate swap for the six months ended June 30, 2008 of $1,076,962 consists of unrealized loss of $662,890 representing a loss to record at fair value four interest rate swaps for the six months in 2008 and realized expenses of $414,072 incurred during the six months in 2008. Profit on interest rate swap for the six months ended June 30, 2007 of $152,930 represents unrealized profit to record at fair value one interest rate swap for the six months in 2007. No realized expense or income incurred during the six months ended June 30, 2007.

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Interest income— Interest income for the six months ended June 30, 2008 was $880,628 compared to $340,783 for the six months ended June 30, 2007, reflecting difference in the duration and the amount cash on hand were held in interest bearing accounts.

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Other income—Other income for the six months ended June 30, 2008 of $912,351 consists of $304,851 received from an insurer underwriter for loss of hire claimed for the vessel Deep Seas and $607,500 received by a charterer for an extra war risk premium taken for a specific port call as per chartering agreement. There was no such income for the six months ended June 30, 2007.

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Gain from the change in fair value of warrants—For the six months ended June 30, 2007, the gain from the change in fair value of warrants was $493,962. There was no such gain for the six months ended June 30, 2008.

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Foreign currency losses—For the six months ended June 30, 2008 we incurred $114,820 in foreign currency losses compared to $6,886 in foreign currency losses for the six months ended June 30, 2007. This increased loss resulted from our increased expenses denominated in currencies other than U.S. dollar and primarily in Euro and the weaker U.S. dollar in 2008.

•	Net income— As a result of the above factors, net income for the six months ended June 30, 2008 was $40,375,820 compared to $11,305,841 net income for the six months ended June 30, 2007.

Cash Flows

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There was $81,799,243 in cash and cash equivalents at June 30, 2008, compared to $31,328,637 at December 31, 2007 and $14,802,141 at June 30, 2007. We define working capital as current assets minus current liabilities. Working capital surplus was $60,347,620 as of June 30, 2008 compared to $11,624,821 as of December 31, 2007 and $4,044,268 as of June 30, 2007. This increase is mainly due to the increase in cash and cash equivalents by 50,470,606 from December 31, 2007 and to a lesser extent to other fluctuations in the rest of current assets and current liabilities. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels.

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Net cash from operating activities was $39,407,185 for the six months ended June 30, 2008 compared to $15,686,181 for the six months ended June 30, 2007. This is primarily attributable to net income of $40,375,820 for the six months ended June 30, 2008, compared to $11,305,841 for the six months ended June 30, 2007, which is primarily attributable to an increase in the average number of vessels in our fleet from 5.91 in the six months ended June 30, 2007  to 11 in the six months ended June 30, 2008, a corresponding increase in the number of calendar days of our fleet from 1,070 in the six months ended June 30, 2007 to 2,002 in the six months ended June 30, 2008. This increase was mainly offset by the aggregate increase of $12.4 million for the six months ended June 30, 2008 in voyage expenses, vessel operating expenses, dry-docking expenses, management fees charged by a related party, general and administrative expenses excluding share based compensation and in interest and finance costs excluding the amortization of financing costs, over the relevant amounts for the six months ended June 30, 2007.

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Net cash used in investing activities was $5,425,000 for the six months ended June 30, 2008, which reflects the amount of $7,925,000 advance deposit placed for Friendly Seas that was delivered in August 2008 less a decrease by $2,500,000 on restricted cash for the six months ended June 30, 2008. Net cash used in investing activities for the six month ended June 30, 2007 was $58,872,193 which is the result of $56,111,943 invested for the acquisition of the two vessels delivered in January 2007 less the amount of $249,750 that was recorded in vessel cost for the attached below market acquired time charters, plus an amount of $3,010,000 restricted cash for the six months ended June 30, 2007.

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Net cash from financing activities was $16,488,421 for the six months ended June 30, 2008, which is the result of funds borrowed under our loan facilities amounted to $60,000,000 from long-term debt, the proceeds from the exercise of warrants and options of $13,517,250 and offset in part by the repayment of long-term debt amounted to $33,190,000, the payment of financing costs of $434,289 and by dividends paid of $23,404,540. Net cash from financing activities was $25,656,305 for the six months ended June 30, 2007, which is the result of funds borrowed under our loan facility amounted to $30,812,500 from long-term debt and offset in part by the payment of financing costs of $108,470 and by dividends paid of $5,047,725.

Loan Facilities

Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 we signed a loan agreement for $250.0 million. Until Commerzbank AG transfers $50.0 million of its commitments to other banks or financial institutions, the maximum principal amount which shall be available to us is limited to $200.0 million. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%.

The senior secured revolving credit facility is secured by a first priority mortgage on five vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The purpose of the senior secured revolving credit facility was to refinance five mortgaged vessels and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. On June 20, 2008 an amount of $28.7 million was repaid and the mortgage of one vessel was released. The senior secured revolving credit facility contains several financial and other covenants and includes events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. Furthermore, the senior secured revolving credit facility prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender. We were in full compliance with loan covenants as at June 30, 2008. The amount available to be drawn down under this senior secured revolving credit facility at December 31, 2007 and June 30, 2008 was $61.0 million and $89.7 million, respectively. Any undrawn amounts under the facility are subject to 0.25% annual commitment fee.

Bayerische Hypo-und Vereinsbank AG Secured Credit Facility:  On November 19, 2007 we entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided us with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of three vessels and of future drybulk carrier acquisitions. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the secured credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on three vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The secured credit facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  We were in full compliance with loan financial covenants as at June 30, 2008. The amount available to be drawn down under this secured credit facility at December 31, 2007 and June 30, 2008 was $10.0 million. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 we entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided us with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of two vessels and of future drybulk carrier acquisitions. Under the terms of the loan agreement, we are required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2,250,000 each and eight payments of $562,500 each, plus a final repayment of up to $57,500,000 on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2007, an amount of $9.0 million was recorded as current portion of a long-term debt and an amount of $80.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.15% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on the two vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were in full compliance with loan financial covenants as at June 30, 2008. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.5% annual commitment fee.

First Business Bank S.A. Secured Revolving Credit Facility:  On April 16, 2008 we entered into a secured revolving credit facility with First Business Bank S.A. for up to $30.0 million to provide us with working capital. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement we are required to make periodic interest and capital payments to reduce the initial facility limit commencing from the drawdown date of the loan as follows: twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date which will be in eight years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

The facility is secured by a first priority mortgage on one vessel, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. Compliance with financial covenants is required on an annual basis only and therefore there was no compliance test for the six months ended June 30, 2008. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

Bank of Ireland Revolving Credit Facility: On June 6, 2008 we entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million to provide us an amount up to 50% of the lower of the fair Market Value and the purchase price of one vessel. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than three years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

The facility is secured by a first priority mortgage on one vessel, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. Compliance with financial covenants is required by the third quarter ending September 30, 2008 and onwards and therefore there was no compliance test for the six months ended June 30, 2008. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.50% annual commitment fee.

HSH Nordbank Credit Facility:  On July 31, 2008 we entered into a credit facility with HSH Nordbank for the lower of (a) $51.5 million and up to (b) 65 percent of the market value of the vessel “Friendly Seas”. The full amount of $51.5 million was drawn down under this facility. Under the terms of the loan agreement we are required to make periodic interest and capital payments as follows: four payments of $2.63 million each, twenty payments of $0.88 million each and sixteen payments of $0.38 million each, plus a final repayment of up to $17.5 million on the final maturity date which will be in ten years from the drawdown date of the loan but no later than September 30, 2018. Drawn amounts under the credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.25 to 1.30% for the first three years and to be re-negotiated thereafter.

The facility is secured by a first priority mortgage on one vessel, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. Compliance with financial covenants is required by the third quarter ending September 30, 2008 and onwards and therefore there was no compliance test for the six months ended June 30, 2008. Any undrawn portion of the facility amount is subject to 0.50% annual commitment fee.

Interest Rate Swap

Effective December 21, 2006, we entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Following the repayment of the HSH Nordbank loan facility on July 25, 2007 the swap has not been altered or terminated, however, a $3.0 million restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released. All other terms of the interest rate swap agreement remained unchanged. Under the terms of the swap, we make quarterly payments to Commerzbank AG on the relevant amount at a fixed rate of 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. Commerzbank AG makes quarterly floating-rate payments to us for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits our expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to our lenders. The swap is effective until June 21, 2010. The term of the derivative is 3,5 years and coincides with the maturity of the senior secured credit facility of which a maximum of $55.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective December 20, 2007, we entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, we make quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to us for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits our expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to our lenders. The swap is effective from December 20, 2007 to December 20, 2010. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective December 20, 2007, we entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to us based on 3 month LIBOR less 3.5% on the relevant amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from us based on 3.5% less 3 month LIBOR for the relevant amount.  If LIBOR is equal to 3.5% no amount is due or payable to us. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective December 21, 2007, we entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, we make quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank of Scotland plc makes quarterly floating-rate payments to us for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits our expected floating-rate interest obligation under our secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to our lenders. The swap is effective from December 21, 2007 to December 21, 2012. The term of the derivative is 5 years and coincides with the maturity of the secured revolving credit facility of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective on July 21, 2008, we entered into an interest rate swap with Bank of Ireland on a notional amount of $30.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. The swap transaction effectively limits our expected floating-rate interest obligation under our secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.42%, exclusive of margin due to its lenders. The swap is effective from July 21, 2008 to June 6, 2011. The term of the derivative is 3 years and coincides with the maturity of the secured revolving credit facility.

Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S.$, and their maturity dates as of December 31, 2007:

	Payments due by period
Obligations	Total contractual obligations	1 year	2-3 years	4-5 years	More than 5 years

	(in thousands of U.S. dollars)
Senior Secured Credit Facility (1)	318,000	9,000	247,000	62,000	0
Management Agreements (2)	13,122	3,076	6,135	3,911	0
Rental Agreements (3)	165	35	70	60	0
Interest Payments (1)	64,924	19,799	37,792	7,333	0
Total	396,211	31,910	290,997	73,304

_____________________
(1)
During 2007, we drew down $318.0 million, in the aggregate, under our credit facilities to fund a portion of the aggregate purchase price of the vessels in our fleet. Interest Payments refer to our expected interest payments over the credit facilities on an interest rate of 6.2%. During the six months ended June 30, 2008, we further drew down $60.0 million in aggregate under our credit facilities with First Business Bank S.A. and Bank of Ireland and we repaid an amount of $28.7 million under Commerzbank AG loan facility and $4.5 million under Bank of Scotland plc loan facility. In addition, on June 11, 2008 we entered into a contract to acquire a vessel for $79.3 million. In July 2008 we repaid $0.9 million under our credit facilities with First Business Bank S.A. and we also borrowed $51.5 million under the HSH Nordbank loan facility to fund a portion of the purchase price of the vessel acquired on August 5, 2008. Drawn amounts under the HSH Nordbank loan facility bear interest at an annual interest rate of LIBOR plus a margin of 1.25 to 1.30% for the first three years and to be re-negotiated thereafter.

(2)
The vessels in our initial fleet entered into management agreements with Allseas upon their delivery to us. Each of the management agreements has a five-year renewable term. The agreements will be terminable upon the occurrence of certain events as specified in the agreements and will not be subject to any severance payable by us upon termination. The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $764 per day, per vessel, exclusive of an additional fee of 1.25% of gross revenues which will be paid to Allseas. The management agreements provide for a fixed management fee of $650 per day per vessel is based on a Euro/U.S. dollar exchange rate of €1.268:$1.00. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. The management fee of $764 per day derives by adjusting the fixed management fee of $650 per day by a Euro/U.S. dollar exchange rate of €1.4487:$1.00 as published by EFG Eurobank Ergasias S.A. on December  27, 2007 and by an annual inflationary increase based on the official Greek inflation rate for 2007 of 2.9%. Management does not believe that these amendments will impact our future results of operations in any material respect. We will also pay Allseas a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement.

(3)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year is 2,000 Euros and it will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments we assumed a Euro/U.S. dollar exchange rate of € 1.00:$1.4487 and we excluded inflation increases as the impact on future results of operations will not be material. For the six months ended June 30, 2008 the rental expense amounted to $19,095.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We had no changes to our critical accounting policies during the six months ended June 30, 2008. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our condensed consolidated financial statements included elsewhere herein.

Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Time Charter Revenues:  Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, we are recognizing revenue on a straight line basis. Time charter revenues received in advance are recorded as deferred income, until charter service is rendered.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

Impairment of Long-Lived Assets: We apply SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, we regularly review the carrying amount of the vessels to determine if they are recoverable and no amount has been deemed necessary to be recorded as an impairment loss, following impairment tests we carried out.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life).

Vessel Cost:  Vessels are stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

Dry-Docking and Special Survey Costs: For the period from inception (April 26, 2006) to December 31, 2006 we followed the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking but no dry-docking costs were incurred during this period. In the fourth quarter in 2007, we elected to change our method of accounting for dry-docking costs, to the direct expense method as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. In respect of SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3" ("SFAS 154") there is no prior-period information that has been retrospectively adjusted as the first dry-docking only occurred in the fourth quarter in 2007. For the six months ended June 30, 1008 the effect in net income by applying the direct expense method was the cost of the dry-docking of $0.6 million or $0.02 per share, basic and diluted.

Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least annual basis, until January 1, 2009 for calendar year end entities. We have adopted SFAS 157 for the fiscal year starting January 1, 2008 and do not expect it to have a material impact on our consolidated financial position results of operations or cash flows. The interest rate swap carried at fair value are classified and disclosed in Note 12 in the condensed consolidated financial statements, under Level 2 of the fair value hierarchy as defined in SFAS 157 and no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in our condensed consolidated financial statements. The carrying value of cash and cash equivalents and of restricted cash in the condensed consolidated financial statements equals the fair value of cash and cash equivalents and the fair value of restricted cash, respectively, as of December 31, 2007 and June 30, 2008.

In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007. There were two planned major maintenance activities, that took place in the fourth quarter in 2007 following the adoption of the new policy and we accounted for those expenses by adopting the direct expense method and recorded those expenses as incurred for the year ended December 31, 2007. The new accounting principle has been presented in all periods presented in subsequent earning releases and filings. The retrospective effect in net income and per share information is nil as there was no planned major maintenance activity before the adoption of the new accounting principle. For the six months ended June 30, 2008 the effect in net income by applying the direct expense method was the cost of the dry-docking of $622,458 or $0.02 per share, basic and diluted.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." We are currently evaluating the impact of SFAS 159, but do not expect the adoption of SFAS 159 to have a material impact on our financial consolidated position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We are currently evaluating the impact, if any, of SFAS No. 141 (revised) on its financial position, results of operations and cash flows.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FASB No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on our consolidated results of operations, cash flows and financial condition.

In May 2008 the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FASB No. 162”).  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective sixty days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on our consolidated results of operations, cash flows and financial condition.

- Tables Follow -

Updated Fleet List:
The following table represents our fleet as of August 11, 2008.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data:

	Six months ended June 30, 2007	Six months Ended June 30, 2008
FLEET DATA
Average number of vessels (1)	5.91	11
Available days for fleet (2)	1,070	1,976
Calendar days for fleet (3)	1,070	2,002
Fleet utilization (4)	100%	99%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	24,080	39,063
Vessel operating expenses (6)	3,336	4,475
Dry-docking expenses (7)		311
Management fees (8)	679	847
General and administrative expenses (9)	1,169	1,432
Total vessel operating expenses (10)	5,184	7,065

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees is calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)	Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Six months Ended June 30, 2007	Six months Ended June 30, 2008
Time Charter Revenues	27,228,939	81,075,548
Less Voyage Expenses	(88,653)	(199,573)
Less Commission	(1,375,051)	(3,688,357)
Total Revenue, net of voyage expenses	25,765,235	77,187,618
Total available days	1,070	1,976
Time Charter Equivalent	24,080	39,063

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and June 30, 2008
(Expressed in United States Dollars)
		December 31, 2007	June 30, 2008
Assets
Current assets
Cash and cash equivalents……………………		31,328,637	81,799,243
Trade receivables……………………………		354,154	143,063
Other receivables……………………………	Note 3	287,546	1,023,553
Prepaid expenses……………………………..		654,576	465,379
Due from management company………………	Note 7	—	203,799
Inventories……………………………………		801,373	816,730
Total current assets		33,426,286	84,451,767
Fixed assets
Advances for vessels acquisitions……………..		—	7,925,000
Vessels at cost………………………………...		633,378,703	633,378,703
Less:accumulated depreciation………………...		(18,268,064)	(33,965,195)
Total fixed assets	Note 4	615,110,639	607,338,508
Other assets…………………………………...	Note 5	1,584,950	1,736,858
Restricted cash…………………………….....		8,010,000	5,510,000
Other long-term receivables………………......	Note 3	1,340,602	1,542,228
Total Assets		659,472,477	700,579,361
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related
party of $118,317 and $536,119 as of December 31, 2007
June 30, 2008, respectively)	Note 7	2,487,291	3,422,517
Accrued expenses………………………….....	Note 6	5,494,431	3,568,546
Due to management company………………...	Note 7	1,642,805	—
Interest rate swap………………………….....	Note 11	—	1,688,852
Deferred income……………………………...	Note 9	3,176,938	3,024,232
Current portion of long-term debt…………......	Note 10	9,000,000	12,400,000
Total current liabilities		21,801,465	24,104,147
Long-term debt………………………………..	Note 10	309,000,000	332,410,000
Other long-term payable……………………....		586,499	1,330,940
Interest rate swap………………………….....	Note 11	1,370,701	344,739
Below market acquired time charters…………	Note 8	51,077,602	36,010,616
Total long-term liabilities		362,034,802	370,096,295
Total Liabilities		383,836,267	394,200,442
Commitments and Contingencies	Note 19
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,		—	—
none issued, none outstanding at December 31, 2007 and
June 30, 2008………………………………….
Class A common shares, $0.001 par value; 120,000,000
authorized 25,744,983 issued and outstanding
at December 31, 2007 and 27,133,015 issued and outstanding
at June 30, 2008……………………………….	Note 13	25,745	27,133
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2007 and June 30, 2008	Note 13	—	—
Additional paid-in capital……………………...		304,408,972	318,179,013
Accumulated deficit…………………………..		(28,798,507)	(11,827,227)
Total shareholders' equity		275,636,210	306,378,919
Total Liabiliies and Shareholders' Equity		659,472,477	700,579,361

The accompanying notes are an integral part of the condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Operations
For the six months ended June 30, 2007 and June 30, 2008
(Expressed in United States Dollars)

		Six Months Ended	Six Months Ended
		June 30, 2007	June 30, 2008
Revenue
Time charter revenue (including amortization of below market acquired time charters of $373,500 and $15,066,986 for
the six months ended June 30, 2007 and 2008, respectively)	Note 8	27,228,939	81,075,548
Less: commissions…………………………….		1,375,051	3,688,357
Net Revenue		25,853,888	77,387,191
Expenses
Voyage expenses……………………………..		88,653	199,573
Vessels operating expenses (including expenses charged by
a related party of $39,960 and $64,865 for the six months ended
June 30, 2007 and 2008, respectively)	Note 15	3,569,182	8,959,711
Dry-docking expenses………………………...		—	622,458
Management fees charged by a related party....	Note 7	726,743	1,696,595
Depreciation…………………………………..	Note 4	6,385,002	15,697,131
General and administrative expenses (including share
based compensation of $84,835 and $254,179 for
the six months ended June 30, 2007 and 2008, respectively)	Note 16	1,251,140	2,865,970
Operating Income		13,833,168	47,345,753

Other Income (Expenses)
Interest and finance costs……………………..		(3,508,116)	(7,571,130)
Profit / (loss) on interest rate swap…………...		152,930	(1,076,962)
Interest income………………………………..		340,783	880,628
Other income…………………………………..	Note 17	—	912,351
Gain from the change in fair value of warrants..	Note 13	493,962	—
Foreign currency losses……………………….		(6,886)	(114,820)
Total Other Expenses, net		(2,527,327)	(6,969,933)
Net Income		11,305,841	40,375,820

Income allocable to Class B common shares		1,677,576	—
Income available to Class A common shares		9,628,265	40,375,820

Earnings per Class A common share, basic	Note 18	$0.84	$1.52
Earnings per Class A common share, diluted	Note 18	$0.84	$1.50
Earnings per Class B common share, basic and diluted	Note 18	$0.00	—
Weighted average number of Class A common shares,
basic………………………………………….	Note 18	11,497,656	26,601,327
Weighted average number of Class A common shares,
diluted………………………………………..	Note 18	11,506,757	26,961,407
Weighted average number of Class B common shares,
basic and diluted……………………………	Note 18	2,003,288	—

The accompanying notes are an integral part of the condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
For the year ended December 31, 2007 and the six months ended June 30, 2008
(Expressed in United States Dollars)

	Class A Shares		Class B Shares

	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total
Balance January 1, 2007	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A Common Shares, net of issuance costs	11,497,539	11,498			169,086,377		169,097,875
Issuance of Class A Common Shares, from the exercise of warrants………………………	660,000	660			6,599,340		6,600,000
Conversion of Class B Common Shares to Class A Common Shares…………………………	2,003,288	2,003	(2,003,288)	(2,003)			—
Share based compensation…….					20,212,149		20,212,149
Issuance of Restricted Class A Common Shares………………	86,500	86			(86)		—
Obligations for warrants……....					9,773,007		9,773,007
Dividends paid………………...						(31,236,322)	(31,236,322)
Net Income……………………						4,903,736	4,903,736
Balance December 31, 2007	25,744,983	25,745	—	—	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares,from the exercise of warrants and options…………..	1,363,032	1,363			13,515,887		13,517,250
Share based compensation…….					254,179		254,179
Issuance of restricted Class A common shares………………..	30,000	30			(30)		—
Cancellation of restricted Class A common shares	(5,000)	(5)			5		—
Dividends paid…………………...............						(23,404,540)	(23,404,540)
Net Income……………………......						40,375,820	40,375,820
Balance June 30, 2008	27,133,015	27,133	—	—	318,179,013	(11,827,227)	306,378,919

The accompanying notes are an integral part of the condensed consolidated financial statements

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2007 and June 30, 2008
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2007	June 30, 2008

Cash Flows from Operating Activities
Net Income…………………………………...	11,305,841	40,375,820
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation………………………………......	6,385,002	15,697,131
Amortization of below market acquired time charters	(373,500)	(15,066,986)
Amortization of financing costs…………….....	68,776	282,381
Share based compensation………………….....	84,835	254,179
Unrealized (profit) / loss on interest rate swap	(152,930)	662,890
Gain from the change in fair value of warrants..	(493,962)	—
Changes in assets and liabilities
(Increase) / decrease in trade receivables……..	(51,905)	211,091
Decrease / (increase) in other receivables…….	800,754	(736,007)
(Increase) / decrease in prepaid expenses…….	(639,190)	189,197
Increase in inventories…………………...........	(238,388)	(15,357)
Increase in due from management company…..	(1,427,163)	(203,799)
Increase in other long term receivables………..	—	(201,626)
Increase in trade accounts payable……………	1,455,247	935,226
Decrease in accrued expenses………………...	(78,544)	(1,925,885)
Decrease in due to management company….....	(1,741,872)	(1,642,805)
Increase /(decrease) in deferred income……..	783,180	(152,706)
Increase in other long-term payable……………	—	744,441
Net cash from operating activities	15,686,181	39,407,185
Cash flow from investing activities
Asquisition of vessels and capital expenditures	(55,862,193)	—
Advances for vessel acquisitions………….......	—	(7,925,000)
Restricted cash……………………………......	(3,010,000)	2,500,000
Net cash used in from investing activities	(58,872,193)	(5,425,000)
Cash flows from financing activities
Proceeds from long-term debt………………...	30,812,500	60,000,000
Repayment of long-term debt…………………	—	(33,190,000)
Payment of financing costs…………………....	(108,470)	(434,289)
Proceeds from the issuance of Class A common shares from the
exercise of warrants and options……………...	—	13,517,250
Dividends paid………………………………...	(5,047,725)	(23,404,540)
Net cash from financing activities	25,656,305	16,488,421
Net (decrease) / increase in cash and cash equivalents	(17,529,707)	50,470,606
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	14,802,141	81,799,243
Supplemental disclosure of cash flow information
Cash paid during the period for interest…….....	3,300,422	7,071,170

The accompanying notes are an integral part of the condensed consolidated financial statements

1.           Basis of Presentation and General Information

Basis of Presentation:  The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly owned subsidiaries listed below (collectively the "Company"). Paragon Shipping Inc. is a private company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

Private Placement and Initial Public Offering:  The Company concluded a private placement in 2006 and as at December 31, 2006 had 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. On July 16, 2007 a shelf registration statement covering the resale of 11,097,187 of the Company’s Class A Common Shares and 1,849,531 of its Warrants was declared effective by the US Securities and Exchange Commission. On August 15, 2007 the Company completed its initial public offering of 10,300,000 Class A Common Shares and on September 13, 2007 completed the offering of an additional 697,539 Class A Common Shares upon the partial exercise of the underwriters’ over-allotment option. The initial public offering and the partial exercise of the underwriters’ over-allotment option generated $175,960,624 in gross proceeds, at a price of $16.00 per share, before deduction of underwriting commissions and expenses of $11,437,440. Following the completion of the initial public offering all the 2,003,288 Class B Common Shares were converted into Class A Common Shares on a one-for-one basis.

Vessel Owning Subsidiaries:   The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of the bulk carrier vessels. On November 15, 2006 Paragon Shipping Inc. acquired all outstanding shares of five of the vessel owning subsidiary companies immediately upon incorporation and on December 21, 2006 acquired all outstanding shares of a sixth vessel owning subsidiary company immediately upon incorporation. In 2007 and in 2008 Paragon Shipping Inc. acquired all outstanding shares of the next six vessel owning subsidiary companies which are listed below immediately upon their incorporation.

(a)
Trade Force Shipping S.A. ("Trade Force") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Island flag 72,891 dwt (built 1999), bulk carrier "Deep Seas", which was delivered to the Company on December 28, 2006 from Elegance Shipping Limited, a related party. Elegance Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Deep Seas from an unrelated party on October 12, 2006.

(b)
Camelia Navigation S.A. ("Camelia") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 45,654 dwt (built 1995) bulk carrier "Blue Seas", which was delivered to the Company on December 28, 2006 from Icon Shipping Limited, a related party. Icon Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Blue Seas from an unrelated party on October 4, 2006.

(c)
Frontline Marine Co. ("Frontline") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 74,047 dwt (built 1999) bulk carrier "Calm Seas", which it took delivery of from an unrelated party on December 28, 2006.

(d)
Fairplay Maritime Ltd. ("Fairplay") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 72,493 dwt (built 1999) bulk carrier "Kind Seas", which it took delivery of from an unrelated party on December 21, 2006.

(e)
Explorer Shipholding Limited. ("Explorer") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 46,640 dwt (built 1995) bulk carrier "Clean Seas", which it took delivery of from an unrelated party on January 8, 2007.

(f)
Opera Navigation Co. ("Opera") incorporated in the Marshall Islands on December 21, 2006, owner of the Liberian flag 43,222 dwt (built 1995) bulk carrier "Crystal Seas", which it took delivery of from an unrelated party on January 10, 2007.

(g)
Protea International Inc. ("Protea") incorporated in the Liberia on July 17, 2007, owner of the Liberian flag 53,702 dwt (built 2005) bulk carrier "Sapphire Seas", which it took delivery of from an unrelated party on August 13, 2007.

(h)
Donna Marine Co. ("Donna") incorporated in the Marshall Islands on July 4, 2007, owner of the Marshall Islands flag 74,483 dwt (built 2006) bulk carrier "Pearl Seas", which it took delivery of from an unrelated party on August 16, 2007.

(i)
Reading Navigation Co. ("Reading") incorporated in the Liberia on July 17, 2007, owner of the Liberian flag 74,274 dwt (built 2001) bulk carrier "Diamond Seas", which it took delivery of from an unrelated party on September 17, 2007.

(j)
Imperator I Maritime Company. ("Imperator") incorporated in the Marshall Islands on September 27, 2007, owner of the Liberian flag 74,477 dwt (built 2006) bulk carrier "Coral Seas", which it took delivery of from an unrelated party on November 21, 2007.

1.	Basis of Presentation and General Information - Continued

(k)
Canyon I Navigation Corp. ("Canyon") incorporated in the Marshall Islands on September 27, 2007, owner of the Liberian flag 74,475 dwt (built 2006) bulk carrier "Golden Seas", which it took delivery of from an unrelated party on December 10, 2007.

(l)
Paloma Marine S.A. ("Paloma") incorporated in the Liberia on June 19, 2008, owner of the Liberian flag 58,779 dwt (built 2008) bulk carrier "Friendly Seas", which it took delivery of from an unrelated party on August 5, 2008.

On January 1, 2007 the Company acquired all outstanding shares of Epic Investments Inc. ("Epic"), a company incorporated in the Marshall Islands, for no consideration, as the shares had no par value. Epic acts as treasurer to the Company.

Management Company:  The Company outsources the technical and commercial management of all of its subsidiaries’ vessels’ to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with each vessel owning subsidiary.  Each agreement has an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year terms, unless, in each case, at least one month's advance notice of termination is given by either party (see Note 7 for disclosure of the relevant amounts).

Major Charterers: For the six months ended June 30, 2007 five charterers individually accounted for more than 10% of the Company's time charter revenue and for the period ended June 30, 2008 three charterers individually accounted for more than 10% of the Company’s charter revenue, as follows:

Charterer	Percentage of time charter revenue
	June 30, 2007	June 30, 2008
Bunge S.A.	-	31.8%
Korean Line Corporation	-	21.9%
Morgan Stanley	37.0%	11.9%
STX Panocean Co. Ltd	20.6%	-
Klaveness Chartering	13.2%	-
Express Sea Transport Co,	12.8%	-
Norden A/S,	12.5%	-

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Paragon Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated in consolidation.

(b)
Interim Financial Information: The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and the applicable rules and regulations of the Securities and Exchange Commission. Accordingly, the interim financial statements do not include all of the information and footnote disclosures normally included in the complete financial statements.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial statements for the interim periods presented. The results of operations for the six months ended June 30, 2008 and are not necessarily indicative of the results expected for the full year.

(c)
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of useful lives, determination of the fair value of the attached time charter agreements, determination of vessels impairment and determination of the fair value of the interest rate swap, restricted shares, warrants and options.

(d)	Other Comprehensive Income: The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(e)
Variable Interest Entities: The Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. There were no such entities as of December 31, 2007 and June 30, 2008 that were required to be included in the accompanying consolidated financial statements.

(f)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate and any gains or losses are included in the statement of operations.

(g)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(h)
Restricted Cash: For the contractual obligations under the interest rate swap agreement with HSH Nordbank (Note11), a $3,000,000 restricted cash deposit was requested by the bank to be placed as security deposit and is included in restricted cash in the balance sheet at December 31, 2007. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, was released.

Under the financial covenants of the loan agreements with Commerzbank AG, Bayerische Hypo-und Vereinsbank AG and Bank of Scotland plc, First Business Bank S.A. and Bank of Ireland (Note 10) the Company and its subsidiaries are required to maintain cash equivalents in an amount of no less than $500,000 per vessel for ten vessels in total. At December 31, 2007 and June 30, 2008 cash restricted as a result of the loan covenants with the above mentioned banks was $5,000,000 and $5,500,000, respectively.

In addition, in order for the Company to establish and operate a branch office in Greece, under the Greek governments' provision of Law 89 of 1967, as amended, in 2007 the Company entered into a guarantee of performance with the Greek Ministry of Finance. Under the guarantee, the Company is required to maintain a cash deposit of $10,000, which can only be released when the branch office no longer exists and has ceased operations. At December 31, 2007 and June 30, 2008 the cash deposit of $10,000 is included in restricted in the balance sheet.

2.           Significant Accounting Policies - Continued

(i)
Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method except for bunkers, the cost of which is determined by the weighted average method.

(j)
Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(k)
Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels to determine if they are recoverable. The review of the carrying amount for each of the Company's vessels, as of December 31, 2007 and as of June 30, 2008, indicated that such carrying amount was recoverable.

(l)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life).

(m)
Dry-Docking and Special Survey Costs: For the period from inception (April 26, 2006) to December 31, 2006 Company followed the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking. In the fourth quarter in 2007, the Company elected to change its method of accounting for dry-docking costs, to the direct expense method as the Company believes that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. In respect of SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3" ("SFAS 154") there is no prior-period information that has been retrospectively adjusted as the first dry-docking only occurred in the fourth quarter of 2007. For the six months ended June 30, 2008 the effect in net income by applying the direct expense method was the cost of the dry-docking of $622,458 or $0.02 per share, basic and diluted.

(n)
Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

(o)
Pension and Retirement Benefit Obligations—Crew: The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

(p)           Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Time Charter Revenue:   Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company recognizes revenue on a straight line basis. Other long term receivables at December 31, 2007 and June 30, 2008 of $ 1,340,602 and $1,542,228 respectively, is the difference between the charter’s charter hire receipts, calculated on a straight-line basis from the date the time charter was acquired, over the remaining term of the charter and the charter hire receipts due under the charter agreement for Deep Seas and Coral Seas. Other long term payable at December 31, 2007 and June 30, 2008 of $586,499 and $1,330,940 respectively, is the difference between the charter’s charter hire receipts, calculated on a straight-line basis from the date the time charter was acquired, over the remaining term of the charter and the charter hire receipts due under the charter agreement for Sapphire Seas. Time charter revenues received in advance are recorded as deferred income, until charter service is rendered.

2.           Significant Accounting Policies - Continued

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, the Company allocates the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

Voyage Charter Revenues:  Under a voyage charter, the revenues are recognized ratably over the duration of the voyage from load port to discharge port. The relevant voyage costs are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses become apparent and can be estimated. A voyage is deemed to commence upon the issuance of notice of readiness at the load port and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recorded when earned. There have been no voyage charters in 2007 or in the period ended June 20, 2008.

 Vessel Operating Expenses: Vessel operating expenses are accounted for on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(q)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(r)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable.

(s)
Income Taxes: Under the law of the country of the Company's incorporation, the Company is not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source income,” imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For 2007 the Company did not qualify for the benefits of Section 883. The Company has accrued for a U.S. income tax liability for 2007 of $168,208. For 2008, the Company anticipates that it will be able to establish its eligibility for the benefits of Section 883 and has not accrued for U.S. income tax liability as of June 30, 2008.

(t)
Earnings per Share (EPS): As of June 30, 2007 the Company had two classes of common shares, Class A Common Shares and Class B common shares and accordingly, we present basic and diluted EPS for each such class of our common shares. As of June 30, 2008 there was only one class of common shares outstanding-Class A Common Shares and accordingly, we present basic and diluted EPS for Class A Common Shares only.

Basic EPS for our Class A and Class B common shares excludes dilutive effects of potential common shares and is calculated by dividing income available to holders of Class A common share and Class B common share, respectively, by the weighted average number of shares of Class A and Class B common shares outstanding during the period. Diluted EPS for Class A and Class B common shares gives effect to all dilutive potential common shares that were outstanding during the period. Following the completion of the initial public offering on August 15, 2007, the Class B common shares were converted to Class A common shares and as such, there is only one class of shares outstanding following that conversion. Please refer to Note 18 for additional information on the computation of our basic and diluted EPS.

2.           Significant Accounting Policies - Continued

(u)
Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts, if any) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

(v)
Share-based Compensation: All share-based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statement of operations based on their grant date fair values and amortized over the service period. The share based compensation related to the conversion feature of the Class B common shares, was recognized following the successful completion of the initial public offering (Note 14).

(w)
Prepaid Expenses: The prepaid expenses included as an asset in the accompanying consolidated balance sheet consist of actual payments that occurred in the relevant reported period for goods, services and benefits that will be received in a future period.

(x)
Fair value of financial instruments: The estimated fair values of the Company’s financial instruments such as trade  receivables, trade accounts payable and cash and cash equivalents approximate their individual carrying amounts as of June 30, 2008 and December 31, 2007 due to their short-term maturity.

The fair value of the interest rate swaps is the estimated amount the Company would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.  See Note 12 - Fair Value of Financial Instruments for additional disclosure on the fair values of long term debt and swap agreements.

The Company adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) for the fiscal year starting January 1, 2008, which did not have a material impact on the financial statements of the Company.

(y)
Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted SFAS 157 for the fiscal year starting January 1, 2008 and does not expect it to have a material impact on its consolidated financial position results of operations or cash flows. The interest rate swap carried at fair value are classified and disclosed in Note 12, under Level 2 of the fair value hierarchy as defined in SFAS 157 and no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s condensed consolidated financial statements. The carrying value of cash and cash equivalents and of restricted cash in the condensed consolidated financial statements equals the fair value of cash and cash equivalents and the fair value of restricted cash, respectively, as of December 31, 2007 and June 30, 2008.

In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007. There were two planned major maintenance activities, that took place in the fourth quarter in 2007 following the adoption of the new policy and the Company accounted for those expenses by adopting the direct expense method and recorded those expenses as incurred for the year ended December 31, 2007. The new accounting principle has been presented in all periods presented in subsequent earning releases and filings. The retrospective effect in net income and per share information is nil as there was no planned major maintenance activity before the adoption of the new accounting principle.. For the six months ended June 30, 2008 the effect in net income by applying the direct expense method was the cost of the dry-docking of $622,458 or $0.02 per share, basic and diluted.

2.           Significant Accounting Policies - Continued

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact, if any, of SFAS No. 141 (revised) on its financial position, results of operations and cash flows.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“FASB No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated results of operations, cash flows and financial condition.

In May 2008 the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FASB No. 162”).  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective sixty days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on the Company's consolidated results of operations, cash flows and financial condition.

3.           Other Receivables

As at December 31, 2007 there was $287,546 in other receivable-current and also $1,340,602 in other long term receivables (for long term receivables see Note 2 (p)).  As the total of other long-term receivables were only due to the fact of the straight line basis of revenue recognition and the relevant creditors are first class charterers, that amount is considered recoverable by the Company.

As at June 30, 2008 there was $ 1,023,553 in other receivable in current assets that mainly concerns receivables from various claims, advances to the vessel’s captains, accrued interest receivable and other advances receivable and the Company considers that amount to be recoverable within one year.  In addition, the total of $1,542,228 in other long term receivables (for long term receivables see Note 2 (p)), are only due to the fact of the straight line basis of revenue recognition and the relevant creditors are first class charterers, that amount is considered recoverable by the Company.

4.           Fixed Assets, Net

Vessels	Advances for Vessels Acquisitions	Vessel Cost	Accumulated Depreciation	Net Book Value

Total fixed assets January 1, 2008		633,378,703	(18,268,064)	615,110,639
Advances	7,925,000	—	—	7,925,000
Depreciation for the period			(15,697,131)	(15,697,131)
Total fixed assets June 30, 2008	7,925,000	633,378,703	(33,965,195)	607,338,508

 The Company acquired seven further vessels during the twelve months ended December 31, 2007 for an aggregate purchase price of $480,824,414 less the advances of 2,963,391 paid in 2006 for one of the vessels that were delivered in 2007. Ten vessels were first-priority mortgaged, as collateral to the loan facilities outstanding as at December 31, 2007, (see Note 10 for discussion of the loan facilities), whereas one vessel was mortgage-free. All eleven vessels were first-priority mortgaged, as collateral to the loan facilities outstanding as at June 30, 2008 and the Company paid advances of $7,925,000 for the acquisition

4.           Fixed Assets, Net - Continued

of the vessel “Friendly Seas”. The Company entered into a Memorandum of Agreement ("MOA") with unaffiliated third party on June 11, 2008 for the acquisition of the drybulk vessel “Friendly Seas”, for $79.3 million which was delivered on August 5, 2008.

5.           Other Assets

Other assets of $1,584,950 and $1,736,858 at December 31, 2007 and June 30, 2008 respectively, consists of loan arrangement fees and deferred financing costs of $1,578,767 and $1,730,675 at December 31, 2007 and June 30, 2008 respectively and utilities deposits related to the leased office space of $6,183 at December 31, 2007 and June 30, 2008.

The deferred financing costs shown in the accompanying balance sheet are analyzed as follows:

January 1, 2008	1,578,767
Additions	434,289
Amortization	(282,381)
June 30, 2008	1,730,675

The deferred financing costs are being amortized from the borrowing dates over the life of the loan agreement through the last repayment date of the relevant loan facility. The deferred financing costs are amortized using the straight line method of amortization for the loan facilities with one-off, balloon repayment schedule, which approximates the effective interest method and with the effective interest method for the loan facilities with a periodic repayment schedule.

6.           Accrued Expenses

The accrued expenses and others, shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2007	June 30, 2008

Accrued loan interest	952,215	1,019,744
Accrued voyages expenses	145,629	202,079
Accrued vessels operating expenses	345,897	460,528
Accrued Dry-docking expenses	—	497,500
Financing expenses	1,005,563	493,128
Accrual for professional fees	308,738	313,173
Other professional services	17,165	72,131
U.S. income tax	168,208	168,208
Accrued swap interest	—	200,131
Accrued bonus awards	2,432,430	—
Other sundry liabilities and accruals	118,586	141,924
Total	5,494,431	3,568,546

7.           Transactions with Related Parties

(a)
Allseas Marine S.A. ("Allseas"):  The Company was leasing an office space in Athens, Greece up to September 30, 2007 and although the lease agreement was with an unaffiliated third party, the Company has entered into a tripartite agreement with the lessor and its' affiliate, Allseas. The tripartite agreement called for the Company to assume all of the rights and obligations under the lease agreement, which was initially entered into between the lessor and Allseas. The term of the lease that was originally expiring on September 30, 2006 was extended until and terminated on September 30, 2007. Rent expense amounted to $4,950 for six months ended June 30, 2007 and is included in General and administrative expenses (Note 16) in the accompanying statement of operations.

(b)
Granitis Glyfada Real Estate Ltd. ("Granitis"):  On September 13, 2007 and effective as of October 1, 2007 the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficiary owned by the Company’s Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax and thereafter it will be adjusted annually for inflation increases. Rent expense amounted to $19,095 for the six months ended June 30, 2008 and is included in General and administrative expenses (Note 16) in the accompanying statement of operations.

(c)
Allseas Marine S.A. ("Allseas"):  The following amounts were included in the consolidated statement of operations for the six months ended June 30, 2007 and June 30, 2008, in commissions and management fees charged by a related party.

7.           Transactions with Related Parties - Continued

	Six months ended June 30, 2007	Six months ended June 30, 2008
Commissions	333,038	819,335
Management fees charged by a related party	726,743	1,696,595

The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

In addition, each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The agreement states that the Company should pay Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of € 1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company and the fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter starting from December 2006. For the first quarter in 2007, the management fee was adjusted to $675 per day and for the second quarter in 2007 to $683 per day The management fee was increased on January 1, 2008 and will be increased on an annual basis, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. For the first quarter in 2008, the management fee was adjusted to $764 per day and for the second quarter in 2008 to $831 per day.

For the six months ended June 30, 2008, an amount of $100,000 was paid by the Company to Allseas Marine S.A. for legal, accounting and finance services that were provided for the period as per the accounting agreement dated February 19, 2008 and they have been included in the statement of operations for the six months ended June 30, 2008 in management fees charged by a related party. For the six months ended June 30, 2007 an amount of $100,000 was also paid by the Company to Allseas Marine S.A. for legal, accounting and finance services and although no relevant agreement was signed by that time the payment was approved by the Company’s management.

The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, which are capitalized and included in the cost of the vessel (“vessel commission”). For the six months ended June 30, 2007, vessel commissions incurred and paid amounted to $583,500. No such fee was incurred or due for the six months ended June 30, 2008.

The following table summarizes the amounts recorded in the unaudited consolidated balance sheets as of December 31, 2007 and June 30, 2008 in due to management company and in due from management company, respectively, for charter hire commissions, management fees, vessel commissions and operating costs reimbursements.

	December 31, 2007	June 30, 2008
Due to management company	1,642,805	—
Due from management company	—	203,799

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses.  At the balance sheet date, the difference between the amount funded to Allseas and payments made by Allseas for operating expenses is included in due to management company or in due from management company, on the balance sheet.

The balance in due to the management company as of December 31, 2007 was settled in full in January 2008.

(d)
Consulting Agreements:  The Company has consulting agreements with Levanto Holdings Company, Foyer Services S.A., Coronet Consultants Company and Remvi Shipholding Corp., companies beneficially owned by the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel and Corporate Secretary respectively. Under the terms of the agreements, these entities provide the services of the individuals who serve in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Legal Counsel. For the six months ended June 30, 2007 and June 30, 2008 total expense incurred under the consulting agreements was $657,143 and $948,534 respectively and is recorded in General and administrative expenses (Note 16). No amount was due at December 31, 2007 and at June 30, 2008.

7.           Transactions with Related Parties - Continued

(e)
The Right of First Refusal with Regard to Vessel Acquisitions:  The Chief Executive Officer has entered into an agreement with the Company which includes a provision to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after the Chief Executive Officer or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, the Chief Executive Officer will notify the Company's committee of independent directors of any agreement that he or any of his other affiliates has entered into to purchase a drybulk carrier. He will provide the committee of independent directors a seven calendar day period in respect of a single vessel transaction, or a fourteen calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to purchase the vessel or vessels, before the Chief Executive Officer will accept the opportunity or offer it to any of his other affiliates.

(f)
Manning Agency Agreements:  The Company’s subsidiaries ship-owning companies each has a manning agency agreement with Crewcare Inc. a company beneficiary owned by the Company’s Chief Executive Officer, based in Manila, Philippines. Under the agreement manning services are being provided in exchange for a fixed monthly fee of $750 per vessel and a recruitment fee of $75 per officer paid on a one-off basis. These charges can be amended on an annual basis. The expenses incurred amounted to $39,960 and $64,865 for the six months ended June 30, 2007 and 2008, respectively and are included in vessel operating expenses in the unaudited condensed consolidated statement of operations. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balance due to Crewcare Inc. amounted to $118,317 and $536,119 as of December 31, 2007 and June 30, 2008, respectively, are included in trade accounts payable in the unaudited condensed consolidated balance sheets and represents crew wages and other costs incurred paid by Crewcare on behalf of the Company as of the reporting dates.

8.           Below Market Acquired Time Charters

Seven bulk carriers were acquired with time charters attached that were at a below-market rate. As described in Note 2 (p) above, the Company records the difference between the contractual amount to be received over the term of the time charter and the fair value of the time charter at the time of acquisition, in the purchase price of the vessel and in "Below market acquired time charters" of $59,377,344 at December 31, 2007 and June 30, 2008 before accumulated amortization, in the consolidated balance sheet. The amount recorded in below market acquired time charters is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of below market acquired time charters was $373,500 and $15,066,986 for the six months ended June 30, 2007, and June 30, 2008, respectively. Two of the vessels’ time charters expired and the relevant amount was fully amortized during 2007. Future expected amortization of below market acquired time charters as at June 30, 2008, is as follows:

For the year ending	Amortization
June 30, 2009	20,781,100
June 30, 2010	15,229,516
Total	36,010,616

9.           Deferred Income

Deferred income consists of time charter revenues received in advance and until charter service is rendered, such revenue is recorded as deferred income. The amount recorded in the accompanying unaudited condensed consolidated balance sheet as at December 31, 2007 and at June 30, 2008 was $3,176,938 and $3,024,232, respectively.

10.           Loan Facilities

The table below presents, the loan facilities and the amounts outstanding as at December 31, 2007 and June 30, 2008:

Loan Facilities	Amount outstanding at December 31, 2007	Amount outstanding at June 30, 2008

(a) Commerzbank AG Senior Secured Revolving Credit Facility	139,000,000	110,310,000
(b) Bayerische Hypo-und Vereinsbank AG Secured Credit Facility	90,000,000	90,000,000
(c) Bank of Scotland plc Secured Revolving Credit Facility	89,000,000	84,500,000
(d) First Business Bank S.A. Secured Revolving Credit Facility	—	30,000,000
(e) Bank of Ireland Secured Revolving Credit Facility	—	30,000,000
Total	318,000,000	344,810,000

The table below presents the minimum annual principal payments required to be made after June 30, 2008:

For the year ending	Minimum annual principal payments

June 30, 2009	12,400,000
June 30, 2010	12,400,000
June 30, 2011	239,335,000
June 30, 2012	5,010,000
June 30, 2013	61,385,000
June 30, 2014	2,760,000
June 30, 2015	2,760,000
June 30, 2016	8,760,000
Total	344,810,000

The total amount available to be drawn down by the Company at December 31, 2007 and June 30, 2008 under the credit facilities was $71.0 million and $99.7 million, respectively, and the weighted average interest rate at December 31, 2007 and June 30, 2008 was 6.2% and 4.3%, respectively.

(a)
Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 the Company signed a loan agreement for $250.0 million. Until Commerzbank AG transfers $50.0 million of its commitments to other banks or financial institutions, the maximum principal amount which shall be available to the Company is limited to $200.0 million. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%. The senior secured revolving credit facility is secured by a first priority mortgage on five vessels, a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels described under Note 1 (d), (e), (g), (h) and (i) and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. On June 20, 2008 an amount of $28.7 million was repaid and the mortgage on the vessel described under Note 1(d) was released. The senior secured revolving credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth not less than $100.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

10.           Loan Facilities - Continued

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•
The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 145% of the aggregate outstanding loans.

The Company was in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  The Company was in full compliance with loan financial covenants as at June 30, 2008.

The senior secured revolving credit facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. In addition, the senior revolving secured credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. Furthermore, the senior secured revolving credit facility prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The amount available to be drawn down under this senior secured revolving credit facility at December 31, 2007 and June 30, 2008 was $61.0 million and $89.7 million, respectively. Any undrawn amounts under the facility are subject to 0.25% annual commitment fee.

(b)
Bayerische Hypo-und Vereinsbank AG Secured Credit Facility:  On November 19, 2007 the Company entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of the vessels described in Note 1 (a), (c) and (f) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the secured credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the three vessels described in Note 1 (a), (c) and (f), a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The secured credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth of not less than $100.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•
The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 154% of the aggregate outstanding loans.

The Company was in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007. This breach was subsequently waived by the lender.  The Company was in full compliance with loan financial covenants as at June 30, 2008.

10.           Loan Facilities - Continued

The secured credit facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. The secured credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

The amount available to be drawn down under this secured credit facility at December 31, 2007 and June 30, 2008 was $10.0 million. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

(c)
Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 the Company entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of the vessels described in Note 1 (j) and (k) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2.25 million each and eight payments of $0.56 million each, plus a final repayment of up to $57.5 million on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2007, an amount of $9.0 million was recorded as current portion of a long-term debt and an amount of $80.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.15% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the two vessels described in Note 1 (j) and (k), a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of EBITDA to interest expense shall not be less than 2.50 to 1.00.

•	Market adjusted net worth of no less than $200.0 million plus 100% of the net cash amounts of all future equity offering made by the Company.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.65 to 1.00.

•	A positive Working Capital at all times of not less than $1.0 million.

•	The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans.

The Company was in full compliance with loan financial covenants as at June 30, 2008.

The facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.5% annual commitment fee.

(d)
First Business Bank S.A.  Secured Revolving Credit Facility:  On April 16, 2008 the Company entered into a secured revolving credit facility with First Business Bank S.A. for up to $30.0 million that, subject to certain conditions, provided the Company with working capital. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement the Company is required to make periodic interest payments and capital payments to reduce the initial facility limit commencing from the drawdown date of the loan as follows:

10.           Loan Facilities - Continued

twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date which will be in eight years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.The facility is secured by a first priority mortgage on one vessel described in Note 1(b), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of total debt of the mortgaged vessels to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth of minimum $50.0 million.

•	The subsidiary shall at all times maintain cash equivalents in an amount of no less than $500,000 for the mortgaged vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•	The aggregate average fair market value of our vessel that secure the credit facility shall be no less than 140% of the outstanding amount under the loan.

Compliance with financial covenants is required on an annual basis only and therefore there was no compliance test for the six months ended June 30, 2008.

The facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender’s consent before it change the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

(e)
Bank of Ireland Secured Revolving Credit Facility:  On June 6, 2008 the Company entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million that, subject to certain conditions, provided the Company an amount of up to $30.0 million to be used to finance up to 50% of the lower of the fair Market Value and the purchase price of the vessel described in Note 1(d). The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than three years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.The facility is secured by a first priority mortgage on one vessel described in Note 1(d), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth not less than $50.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•	The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 167% of the outstanding amount under the loan.

10.           Loan Facilities - Continued

Compliance with financial covenants is required by the third quarter ending September 30, 2008 and onwards and therefore there was no compliance test for the six months ended June 30, 2008.

The facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender’s consent before it change the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.50% annual commitment fee.

11.           Interest Rate Swap

Effective December 21, 2006, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Following the repayment of the HSH Nordbank loan facility on July 25, 2007 the swap has not been altered or terminated, however, a $3.0 million restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released. All other terms of the interest rate swap agreement remained unchanged. Under the terms of the swap, the Company makes quarterly payments to Commerzbank AG on the relevant amount at a fixed rate of 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. Commerzbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to its lenders. The swap is effective until June 21, 2010. The term of the derivative is 3,5 years and coincides with the maturity of the senior secured credit facility of which a maximum of $55.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective December 20, 2007, the Company entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to its lenders. The swap is effective from December 20, 2007 to December 20, 2010. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Effective December 20, 2007, the Company entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to the Company based on 3 month LIBOR less 3.5% on the relevant amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from the Company based on 3.5% less 3 month LIBOR for the relevant amount.  If LIBOR is equal to 3.5% no amount is due or payable to the Company. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

11.           Interest Rate Swap - Continued

Effective December 21, 2007, the Company entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank of Scotland plc makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The swap is effective from December 21, 2007 to December 21, 2012. The term of the derivative is 5 years and coincides with the maturity of the secured revolving credit facility of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007 nor as of June 30, 2008.

Under SFAS 133, the Company marks to market the fair market value of the derivative at the end of every period and reflects the resulting unrealized profit or loss during the period as "Profit / (loss) on interest rate swap" on its consolidated statement of operations as well as including the cumulative profit or loss on its balance sheet. At December 31, 2007 the fair value of the interest rate swap was a long term liability of $1,370,701 and at June 30, 2008 a current liability of $1,688,852 and a long term liability $344,739 and was recorded in "interest rate swap" on the balance sheet. For the six months ended June 30, 2007 and June 30, 2008 the unrealized profit or  (loss) to record the interest rate swap at fair value amounted to $152,930 and ($662,890) respectively, which resulted from the comparatively higher and lower LIBOR to which the variable rate portion of the swaps are tied, respectively. In addition, the Company incurred $414,072 realized expenses for the six months ended June 30, 2008 that were recorded in Profit / (loss) on interest rate swap on the consolidated statement of operations whereas, no such realized income or expense incurred during the six months ended June 30, 2007.

12.           Fair Value of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2007		June 30, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash and cash equivalents	31,328,637	31,328,637	81,799,243	81,799,243
Restricted cash	8,010,000	8,010,000	5,510,000	5,510,000
Floating rate debt	318,000,000	318,000,000	344,810,000	344,810,000
Interest rate swap	1,370,701	1,370,701	2,033,591	2,033,591

The fair value of the credit facilities was estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The fair value of the Company’s interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

The Company follows SFAS No. 157, which requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company’s interest rate swap agreements are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in SFAS 157 “Fair Value Measurements” are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of June 30, 2008 no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company’s condensed consolidated financial statements.

13.           Capital Structure

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 125,000,000 shares of common stock, par value $0.001 per share, divided into 120,000,000 shares of Class A common stock and 5,000,000 shares of Class B (or "subordinated shares") common stock. As of December 31, 2007, the Company had a total of 25,744,983 Class A Common Shares outstanding and no other class of shares outstanding, following the completion of an initial public offering on August 15, 2007, the partial exercise of the over-allotment option, the issuance of restricted shares, the partial exercise of warrants and options and the conversion of Class B Common Shares to Class A Common Shares. As of June 30, 2008, the Company had a total of 27,133,015 Class A Common Shares outstanding and no other class of shares outstanding,

Each holder of Class A Common Shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A Common Shares are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Upon dissolution, liquidation or sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, Class A Common Share holders are entitled to receive pro rata the Company's remaining assets available for distribution. Holders of Class A Common Shares do not have conversion, redemption or pre-emptive rights.

(b)
Preferred  Stock:  Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share and there was none issued and outstanding at December 31, 2007 and June 30, 2008.

(c)
Warrant Agreement:  The Company entered into a Warrant agreement in connection with the private placement whereby it issued one fifth of a Warrant, which was attached to each Class A Common Share. In total 2,299,531 Warrants were issued by the Company. Each Warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and became exercisable upon the public offering of the Company's Class A Common Shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 660,000 warrants had been exercised as of December 31, 2007 and the number of warrants outstanding at December 31, 2007 was 1,639,531. During the six months ended June 30, 2008, 1,344,525 warrants had been exercised in total and the number of warrants outstanding at June 30, 2008 was 295,006.

The fair value of the warrants as at December 31, 2006 was estimated using the Cox-Rubinstein Binominal methodology and the assumptions used to calculate the fair value were underlying stock price of $9.11, exercise price based upon the agreements, volatility of 54% based upon comparable companies, time to expiration based upon the contractual life or expected term if applicable, short-term (risk-free) interest rate based on the treasury securities with a similar expected term and no dividends being paid. As of December 31, 2006, the Company recognized a liability to redeem the warrants from the warrant holders at $4.46 per warrant, or an aggregate cost of $10,266,969.

The Company and the majority of the Warrant holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which also allowed the Warrant holders at their option for a cash settlement.

As a result of the foregoing amendment, the fair value of the obligations for warrants was reclassified into permanent equity as of the amendment date since the warrants, as amended, no longer allow net cash or net share settlement. Additionally, any future changes in the fair value of the warrants will not be recognized in the financial statements.

The fair value of the warrants on the amendment date May 7, 2007 was $4.25 per warrant. The $493,962 gain arising from the change in the fair value of the warrants has been included in the statement of operations for the six months ended June 30, 2007 and the fair value of the liability in the consolidated balance sheet of $9,773,007 was reclassified into permanent equity as of the amendment date May 7, 2007.

On October 26, 2007 the 450,000 Warrants issued to Innovation Holdings were exercised and on November 1, 2007 another 210,000 Warrants were exercised by another shareholder. The Company received in total $6.6 million in net proceeds and 660,000 Class A Common Shares were issued from the exercise of those Warrants at an exercise price of $10.00 per share. During the six months ended June 30, 2008 another 1,344,525 Warrants in aggregate were exercised by other shareholders, the Company received in total $13.4 million in net proceeds and 1,344,525 Class A Common Shares were issued from the exercise of those Warrants at an exercise price of $10.00 per share.

14.           Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares are reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award restricted shares, restricted share units, non-qualified options, stock appreciation rights and unrestricted shares.

Upon the completion of the private placement in November of 2006, the Company awarded 570,000 options and 40,000 restricted Class A Common Shares. During the year ended December 31, 2007, the Company additionally granted 46,500 restricted Class A Common Shares and then another 20,000 restricted Class A Common Shares. During the six months ended June 30, 2008 the Company additionally granted 6,000 restricted Class A Common Shares and then another 4,000 restricted Class A Common Shares but also cancelled in total 5,000 restricted Class A Common Shares. These awards are described below.

Total share based compensation was $84,835 and $254,179 for the six months ended June 30, 2007 and June 30, 2008, respectively. As of June 30, 2008, there was $1,062,636 of total unrecognized compensation cost related to 107,875 restricted share awards. The remaining unrecognized compensation cost as of June 30, 2008, is expected to be recognized over the remaining weighted average period of two years, according to the contractual terms of those restricted share awards.

(a)           Options

During 2006, the Company granted to its officers, key employees and directors options to purchase 570,000 shares of Class A Common Shares. The options expire ten years from the grant dated and the exercise price is $12.00.

The options award included 500,000 options granted to the Company's Chairman and Chief Executive Officer (CEO). 250,000 of these options were fully vested and exercisable at the grant date and the remaining 250,000 options were fully vested and became exercisable only upon the occurrence of the initial public offering of the Company's Class A Common Shares as all other conditions were also satisfied i.e. the initial public offering raising gross proceeds of not less than $50 million and the CEO's continued service as an employee of the Company through the applicable vesting date.

The additional 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas, initially vested ratably over 4 years from the grant date. On November 19, 2007, the Company’s board of directors amended the vesting terms of the 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas and upon the first anniversary from their grant date, on November 21, 2007, they all became vested. The Company’s board of directors considered that all options should be vested upon anniversary in order to compensate the relevant option holders for the successful completion of the private placement. Upon the vesting of the 70,000 options on November 21, 2007, the total remaining amount of the unrecognized compensation cost for these options was recognized.  The options are conditioned upon the option holder's continued service as an employee of the Company, an employee of an affiliate or a director through the applicable vesting date. In the event the option holder ceases to be an employee of the Company, an employee of an affiliate, a consultant or a director, the option holder will forfeit all rights to the non-vested portion of their award.

During the term of the options, any vested portion of the options not previously exercised may be exercised in part or in whole at any time. The administrator, the compensation committee or any other committee designated by the board of directors to administer the equity incentive plan, may accelerate the exercisability of the options at such time and under such circumstances as the administrator deems appropriate. During the six months ended June 30, 2008, 36,000 options had been exercised in total, 500 had been cancelled and the number of options outstanding at June 30, 2008 was 33,500. The Company received in total $72,000 in net proceeds and 18,507 Class A Common Shares were issued from the exercise of those options, as the 6,000 were exercised at an exercise price of $12.00 per share and the remaining 30,000 were exchanged cashless for 12,507 Class A Common Shares.

14.           Share Based Payments – Continued

The fair values of the options were determined on the date of grant using a Cox Rubinstein binomial option pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees, during their employment in Allseas Marine SA. Expected volatility was based on average calculated historical price volatilities of selected peer group companies using expected term (10 years of price data or most available) as range for historical daily price range. Risk free interest was based on contractual in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of ten years for the 500,000 options granted to CEO and 6.25 years for 70,000 options granted to executive officers and directors, volatility of 54% for options granted during 2006, risk free interest rate of 4.58% for options granted during 2006, and zero dividend yield for options granted.

The fair value of the 500,000 options to purchase common shares granted on November 21, 2006 was $5.83 per share. The fair value of the 70,000 options to purchase common shares granted on November 21, 2006 was $4.57 per share.

The following table summarizes all stock option activity:
	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date

Outstanding, January 1, 2007	561,500	12.00	5.69
Exercised	500,000	$12.00	$5.83
Outstanding, December 31, 2007	61,500	12.00	4.57

The following table summarizes certain information about stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (YEARS)	Number of Options	Weighted Average Exercise Price

Total options at January 1, 2007	561,500	$12.00	9.59	250,000	$12.00
Total options at December 31, 2007	61,500	$12.00	5.25	61,500	$12.00

The 8,500 options that were granted to non employees were not considered significant as an amount, for separate disclosure.

(b)            Restricted shares

On November 21, 2006, the Company granted 31,500 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company. The restricted shares vest ratably over 4 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

On August 27, 2007, the Company granted 37,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company. The restricted shares vest ratably over 2 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

14.           Share Based Payments - Continued

On December 28, 2007, the Company granted 20,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company and authorized 6,000 of restricted Class A Common Shares to be granted to employees of Allseas. The 20,000 restricted shares vest ratably over 3 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company granted 6,000 restricted shares on February 5, 2008, which vest ratably over 4 years from December 31, 2007 and are conditioned upon the option holder’s continued service as an employee of Allseas through the applicable vesting date. On May 13, 2008, the Company granted 4,000 restricted Class A Common Shares to a non-executive director conditioned upon the option holder's continued service as a non-executive director through the applicable vesting date. The 4,000 restricted Class A Common Shares vest ratably over 3 years trough June 30, 2011. On December 28, 2007, the vesting dates of other existing restricted shares have been re-arranged and December 31 of the relevant year was agreed to be the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to be the date for the shares that vest in the first half of the year. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares. During the six months ended June 30, 2008, 5,000 restricted Class A Common Shares in aggregate were cancelled as the option holders terminated their service as non-executive director of the Company and as employee of Allseas.

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the straight-line method with respect to the restricted shares because it considers each restricted share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair value of the restricted shares granted on November 21, 2006, was estimated by utilizing the subsequent adoption of the Black-Scholes model known as the Cox-Rubinstein Binominal methodology for Standard American Style Options. The assumptions used to calculate the fair value at the date of grant of 40,000 restricted shares were as follows: (i) underlying stock price of $9.11; (ii) exercise price based upon the agreements; (iii) volatility of 54% based upon comparable companies; (iv) time to expiration based upon the contractual life or expected term if applicable; (v) short-term (risk-free) interest rate based on the treasury securities with a similar expected term; and (vi) no dividends being paid. The fair value of the restricted shares granted on August 27, 2007, on December 28, 2007, on February 5, 2008 and on May 13, 2008 was estimated by taking the average of the high-low trading price of the share on the relevant grant date.

A summary of the activity for restricted shares awards is as follows:

	Number Of Shares	Weighted Average Fair Value

Non vested, January 1, 2007	31,500	$9.11
Granted	37,000	$15.81
Granted	20,000	$18.97
Vested	—	—
Forfeited	—	—
Non vested, December 31, 2007	88,500	$15.23

14.           Share Based Payments - Continued

In addition, 8,500 and 9,500 restricted Class A Common Shares were granted in 2006 and 2007, respectively to non employees. These amounts were not considered significant for separate disclosure.

The following table summarizes the unrecognized compensation cost on restricted shares granted November 21, 2006, on August 27, 2007 and on December 28, 2007 as of December 31, 2007, which will be included in general and administrative expenses for the next three years:

Restricted Shares Grant Date	2008	2009	2010	TOTAL

November 21, 2006	$69,926	$69,735	$69,735	$209,396
August 27, 2007	$292,485	$205,899		$498,384
December 28, 2007	$126,236	$125,892	$125,892	$378,020
Total by year	$488,647	$401,526	$195,627	$1,085,800

(c)           Contingent compensation awards

On May 15, 2007, the Company's board of directors approved a conditional compensation award to the directors, executive officers and certain employees of Allseas consisting of an aggregate 46,500 restricted shares and an aggregate payment of Euro 1.07 million to the Company's senior executive officers. The granting of any portion of the restricted shares and the payment of Euro 1.07 million was contingent upon the completion of a successful public offering resulting in at least $50 million in gross proceeds. In August 2007, the initial public offering was completed and as a result the payment of the compensation award of Euro 1.07 million was made on August 22, 2007 and the 46,500 restricted shares were granted on August 27, 2007 and are included in restricted shares outstanding at December 31, 2007.

(d)           Conversion feature of Class B common shares

The Company's Class B common shares, which were all held by Innovation Holdings S.A.—an entity beneficially owned by Mr. Bodouroglou, our founder and CEO, along with family members, were automatically converted, on a one-for-one basis, into Class A Common Shares upon the successful completion of the initial public offering. The number of Class B Common Shares that were converted into Class A Common Shares was not reduced as the Company complied with its obligation to use its commercially reasonable efforts to file and cause the shelf registration statement to be declared effective on July 16, 2007 by the Commission.

The Company valued the Class B common shares using the fair value of our Class A Common Shares of $9.11 per share and determined the fair value of our Class A Common Shares by deducting the fair value of 1/5 of one warrant of $.89 from the $10 price per unit in the private placement. In estimating the value of the Class B shares, the Company did not consider the probability of occurrence of the successful completion of a public offering raising $50 million in gross proceeds in accordance with paragraph 48 of SFAS No. 123(R). Accordingly, the Company has measured the maximum compensation expense to be recorded to be $18.25 million ($9.11 × 2,003,288 shares).

Additionally, since the conversion of Class B common shares to Class A Common Shares only occurred upon the successful completion of the public offering raising at least $50 million in gross proceeds, the Company did not recognized any compensation expense until such public offering was completed. The compensation expense recognized during the year ended December 31, 2007, following the initial public offering completion was the maximum amount, measured as stated above, of $18.25 million.

15.           Vessel Operating Expenses

Vessel operating expenses includes the following:

	Six months ended June 30, 2007	Six months ended June 30, 2008

Crew wages and related costs	1,404,355	3,351,088
Insurance	592,279	2,051,306
Repairs and maintenance	143,116	319,192
Spares and consumable stores	1,216,883	2,635,108
Miscellaneous expenses	212,549	603,017
Total	3,569,182	8,959,711

16.           General and Administrative Expenses

The details of general and administrative expenses are as follows:

	Six months ended June 30, 2007	Six months ended June 30, 2008

Share based compensation………………….	84,835	254,179
Consulting fees……………………………...	657,143	948,534
Salaries…………………	60,312	92,486
Non-executive directors’ remuneration…….	45,000	70,312
Office rent .	4,950	19,095
Telephone expenses	14,917	20,627
Fares and traveling expenses……………….	39,430	189,693
Personnel and other expenses……………...	—	40,387
Other professional services………………...	264,488	999,619
Directors and officers insurance…………...	32,224	50,222
Stock Market annual Fee (NASDAQ)	—	35,000
Other expenses .	47,841	145,816
Total	1,251,140	2,865,970

17.           Other Income

The amount of $912,351 in other income for the six months ended June 30, 2008 consist of $304,851 received from an insurer underwriter for loss of hire that has been claimed for the vessel Deep Seas and $607,500 received by a charterer for an extra war risk premium taken for a specific port call as per chartering agreement.

18.           Earnings Per Share

The Company presents basic and diluted EPS for Class A Common Shares and Class B Common Shares as at June 30, 2007. Following the conversion of Class B Common Shares to Class A Common Shares, the Company presents basic and diluted EPS for Class A Common Shares, at June 30, 2008 as this is the only class of common shares outstanding as of June 30, 2008.

The Company's Amended and Restated Articles of Incorporation provides that dividends will be declared on Class B common shares in the same amounts, on a per share basis, as on our Class A Common Shares. However, pursuant to our Amended Articles of Incorporation, the holders of our Class B common shares received payment of any dividends declared following the successful completion of the qualifying initial public offering (qualifying IPO) of $2,954,848 and so long as all outstanding dividends declared to Class A Common Shares have been paid.

In calculating the basic EPS for our Class A Common Shares, income available to Class A Common Shares for the six months ended June 30, 2007, is determined by deducting from net income the portion attributable to Class B common shares (computed as net income multiplied by the ratio of the weighted Class A Common Shares outstanding over the sum of the weighted Class A Common Shares outstanding and of weighted Class B common shares outstanding). For the six months ended June 30, 2008 all Class B Common Shares were converted into Class A Common Shares following the successful completion of the qualifying IPO in 2007, and the Company had a net income of $40,375,820 available to Class A Common Shares. The net income available to Class A Common Shares used in calculating the basic EPS for our Class A Common Shares is calculated as follows:

	For the six months ended June 30, 2007	For the six months ended June 30, 2008

Net income	11,305,841	40,375,820
Less—income allocable to Class B common shares	1,677,576	—
Income available to Class A Common Shares	9,628,265	40,375,820

In calculating the basic EPS for our Class B common shares for the six months ended June 30, 2007, net income was allocated to our Class B common shares only when their ability to receive dividends is no longer contingent upon the occurrence of the successful completion of a qualifying initial public offering. Thus, for the six months ended June 30, 2007 no portion of net income was allocated to Class B common shares and accordingly, basic EPS for Class B common shares is nil.

There is no difference between the income available to our Class A Common Shares used for the computation of basic and dilutive EPS.

18.           Earnings Per Share - Continued

The outstanding stock option awards as at June 30, 2007, vested only upon successful completion of a qualifying IPO and provided the grantee-employees are still employed by the Company at the completion of such qualifying IPO. In addition, the warrants outstanding were exercisable only upon the successful completion of a qualifying IPO. Further, the Class B common shares automatically convert, on a one to one basis (subject to certain adjustments), to Class A Common Shares only upon successful completion of a qualifying IPO.

In calculating diluted EPS for our Class A Common Shares for the six months ended June 30, 2007, the Company excluded the dilutive effect of 250,000 stock options awards, 2,299,531 warrants, and 2,003,288 Class B common shares that vested, became exercisable or became convertible to Class A Common Shares only upon the successful completion of a qualifying IPO. There were no dilutive securities for our Class B common shares for the six months ended June 30, 2007.

The Company excluded other stock option awards in calculating dilutive EPS for our Class A Common Shares as of June 30, 2007, as they were anti-dilutive since their exercise price exceeds the average value of our Class A Common Shares.

In calculating basic EPS for our Class A Common Shares for the six months ended June 30, 2008, the Company included the effect of vested restricted shares awards and Class A Common Shares issued for exercised stock options awards and warrants that were exercised during the six months ended June 30, 2008. In addition, the remaining unexercised warrants and stock option awards that were exercisable and the unvested restricted share awards were also included in calculating the diluted EPS as their effect was dilutive for the six months ended June 30, 2008.

The reconciliation of the weighted average number of Class A Common Shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS is as follows:

	For the six months ended June 30, 2007	For the six months ended June 30, 2008

Weighted average number of Class A Common Shares outstanding for basic EPS	11,497,656	26,601,327
Effects of dilutive securities:
Warrants	-	294,213
Stock options	-	18,296
Restricted shares	9,101	47,571
Weighted average number of Class A Common Shares outstanding for dilutive EPS	11,506,757	26,961,407

19.           Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As at December 31, 2007 and June 30, 2008, the Company is not aware of any other claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Rental expense for the six months ended June 30, 2007 and June 30, 2008 was $4,950 and $19,095 respectively. Fixed future minimum rent commitments as of June 30, 2008, based on a Euro/U.S. dollar exchange rate of € 1.00:$1.57 and without taking into account any annual inflation increase were as follows:

For the year ending	Office lease

June 30, 2009	37,680
June 30, 2010	37,680
June 30, 2011	37,680
June 30, 2012	37,680
September 30, 2012	9,420
Total	160,140

Future minimum charter hire receipts, based on vessels committed to non-cancelable long-term time charter contracts, (including fixture recaps) with an initial or remaining chartered period in excess of one year as of June 30, 2008, assuming 15 to 20 days off hire due to any scheduled dry-docking, net of commissions will be:

19.           Commitments and Contingencies - Continued

For the year ending	Amount

June 30, 2009	104,618,297
June 30, 2010	90,213,459
June 30, 2011	60,840,938
June 30, 2012	7,811,719
Total	263,484,413

The Company has entered into a contract to acquire a vessel for a total of $79.3 million on June 11, 2008. The vessel was subsequently acquired on August 5, 2008 (see Note 20 (c)).

20.           Subsequent Events

 (a)           Bank of Ireland Interest rate Swap: Effective on July 21, 2008, the Company entered into an interest rate swap with Bank of Ireland on a notional amount of $30.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.42%, exclusive of margin due to its lenders. The swap is effective from July 21, 2008 to June 6, 2011. The term of the derivative is 3 years and coincides with the maturity of the secured revolving credit facility.

(b)           Dividend Declaration:  On August 1, 2008, the Company’s board of directors declared a dividend of $0.50 per Class A Common Share to shareholders of record on August 18, 2008, which represents a total dividend payment of $13,566,008.

(c)           Vessel Acquisition from Unaffiliated Third Party: The Company entered into a Memorandum of Agreement ("MOA") with unaffiliated third party on June 11, 2008 for the acquisition of the drybulk vessel “Friendly Seas”, for $79.3 million which was delivered on August 5, 2008.  The Company partly funded the acquisition cost of the vessel with drawings under the credit facility with HSH Nordbank mentioned in Note 20 (d) and the remaining amount with available cash. Upon delivery the vessel was provided as collateral to the facility.

(d)           HSH Nordbank Credit Facility:  On July 31, 2008 the Company entered into a credit facility with HSH Nordbank for the lower of (a) $51.5 million and up to (b) 65 percent of the market value of the vessel “Friendly Seas”. The full amount of $51.5 million was drawn under this facility. Under the terms of the loan agreement the Company will be required to make periodic interest and capital payments as follows: four payments of $2.63 million each, twenty payments of $0.88 million each and sixteen payments of $0.38 million each, plus a final repayment of up to $17.5 million on the final maturity date which will be in ten years from the drawdown date of the loan but no later than September 30, 2018. Borrowings under the credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.25 to 1.30% for the first three years and to be re-negotiated thereafter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 12, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 910020